November 14, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 6, 2018

File No. 001-33500

Ladies and Gentlemen:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 8, 2018 (the “Comment Letter”). For ease of reference, the Staff’s comment is reproduced below in italicized type followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements

2. Disposition, page 11

1.

Please provide us an analysis with reference to authoritative literature supporting your determination of a $.5 million loss on sale to TerSera of the assets related to Prialt. In particular, address how you considered the $30 million of payments subject to certain conditions that may be received in the future and the literature upon which you relied.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company recognized a loss on disposal of the assets related to Prialt of $0.5 million based on the difference between the carrying amount of the assets sold and the total transaction price, net of direct selling costs. The Company referred to the guidance under Accounting Standards Codification (“ASC”) 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets, which applies to gains or losses recognized upon the derecognition of a nonfinancial asset or an in substance nonfinancial asset if the transaction is not with a customer. ASC 610-20-32-2 states the following:

When an entity meets the criteria to derecognize a distinct nonfinancial asset or a distinct in substance nonfinancial asset, it shall recognize a gain or loss for the difference between the amount of consideration measured and allocated to that distinct asset in accordance with paragraphs 610-20-32-3 through 32-6 and the carrying amount of the distinct asset. The amount of consideration promised in a contract that is included in the calculation of a gain or loss includes both the transaction price and the carrying amount of liabilities assumed or relieved by a counterparty.

ASC 610-20-32-3 provides that an entity shall apply the guidance under ASC 606, Revenue from Contracts with Customers, in determining the transaction price.

The total consideration for the Prialt assets sold to TerSera Therapeutics LLC (“TerSera”), as provided in the asset purchase agreement (as amended, the “APA”), was $80.0 million, of which $50.0 million was received at closing, and the Company is entitled to receive installment payments of $15.0 million on each of December 31, 2019 and December 31, 2020, or earlier under certain circumstances (the “installment payments”). The consideration is subject to reduction if certain events, as defined in the APA, occur. TerSera may also deduct from the installment payments certain expenses that it incurs as provided in the APA. Thus, an element of the total consideration is variable. In accordance with ASC 606-10-32-11, an entity shall include in the transaction price some or all of an amount of variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company considered the likelihood of occurrence of the events that would result in adjustments to the total consideration and based on the Company’s assessment of the relevant facts, concluded that the likelihood of such events occurring is remote. In addition, the Company reviewed each item that could give rise to a claim for reimbursable expenses by TerSera and determined that the best estimate of the total amount of consideration that will be withheld to cover such expenses is $0.5 million.

In addition, the Company considered the guidance in ASC 606-10-32-15 through ASC 606-10-32-17 related to the existence of a significant financing component in assessing whether the two $15.0 million installment payments should be adjusted for the effects of the time value of money. The Company concluded the APA does not contain a significant financing component as the consideration varies based on the nonoccurrence of future events that are not substantially within the control of the Company or TerSera.

The Company concluded that the most likely amount of total consideration to be received under the APA is $79.5 million, which was included in the calculation of the gain or loss on derecognition of the Prialt assets. After subtracting the carrying amount of the assets held for sale as of the closing date and direct selling costs from the total transaction price, the resulting loss on disposal of the assets was $0.5 million.

* * * * *

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson

Karen J. Wilson Senior Vice President, Finance and Principal Accounting Officer Jazz Pharmaceuticals plc

cc:	Bruce C. Cozadd, Chairman and Chief Executive Officer and Director

Matthew P. Young, Executive Vice President and Chief Financial Officer

Suzanne Sawochka Hooper, Executive Vice President and General Counsel

Ruaidhri Gibbons, KPMG

Chadwick Mills, Cooley LLP